Exr. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

09047270

RECEIVED
2009 NOV -6 A 10:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

31st October, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following documents to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) Letter dated 31st October, 2009 alongwith Unaudited Consolidated financial results for the quarter and half year ended 30th September, 2009.

(2) Letter dated 31st October, 2009 alongwith Unaudited standalone financial results for the quarter and half year ended 30th September, 2009.

(3) A letter dated 31st October, 2009 alongwith Media Release dated 31st October, 2009.

(4) Half yearly communication with respect to Secured Redeemable Non convertible Debentures aggregating Rs.3000 crore.

(5) A letter dated October 31, 2009 in the matter of Disclosure u/r. 7(3) of the SEBI (Substantial Acquisition of shares and Takeovers) Regulations, 1997 – disclosure made by AAA Communications Private Limited.

(6) A letter dated October 31, 2009 in the matter of Disclosure u/r. 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 - disclosure made by AAA Communications Private Limited (for AAA Industries Pvt. Ltd.).

(7) A letter dated October 31, 2009 in the matter of Disclosure u/r. 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 - disclosure made by AAA Communications Private Limited (for ADA Enterprises and Ventures Pvt. Ltd.).

(8) A letter dated October 31, 2009 in the matter of Disclosure u/r. 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 - disclosure made by AAA Industries Private Limited.

(9) A letter dated October 31, 2009 in the matter of Disclosure u/r. 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 - disclosure made by ADA Enterprises and Ventures Private Limited.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Encl: As Above

dlw 11/9

Fxe. File No. 82-35005 (1)

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

October 31, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media release

We enclose herewith Media Release dated 31st October, 2009, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above.

RELIANCE Communications
Anil Dhirubhai Ambani Group

Media Release

RELIANCE COMMUNICATIONS (RCOM) ANNOUNCES ITS FINANCIAL RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2009

CUSTOMER BASE AT **92 MILLION**, UP 53.3%
AGAINST 60 MILLION IN THE CORRESPONDING QUARTER LAST YEAR

REVENUE AT RS. 5,703 CRORE (US$ 1,185 MILLION), UP 1.0%
AGAINST RS. 5,645 CRORE (US$ 1,215) IN THE CORRESPONDING QUARTER LAST YEAR

EBITDA AT RS. 2,020 CRORE (US$ 420 MILLION)
AGAINST RS. 2,302 CRORE (US$ 496 MILLION) – DECLINE OF 12.2%

NET PROFIT RS. 1,023 CRORE (US$ 213 MILLION) - DECLINE OF 33%
BEFORE PROVIDING FX/DERIVATIVE MTM LOSSES OF RS. 283 CRORE (US$ 59 MILLION)

NET PROFIT AFTER MTM PROVISIONS RS. 740 CRORE (US$ 154 MILLION)
- THESE MTM LOSSES ALREADY STAND FULLY RECOVERED IN OCTOBER 2009

WIRELESS REVENUES AND EBITDA MARGINS IMPACTED IN THE SHORT TERM BY:
- HIGHER COMPETITIVE INTENSITY
- AGGRESSIVE INDUSTRYWIDE TARIFF RESTRUCTURING
- HIGHER NETWORK AND OPERATIONAL COSTS OWING TO NATIONWIDE GSM ROLLOUT

NON-WIRELESS EBITDA REPRESENTS 36% OF CONSOLIDATED EBITDA
MAINTAINING STEADY GROWTH

LAUNCHED TRANSFORMATIONAL 'SIMPLY RELIANCE' TARIFF PLAN EARLY OCTOBER 2009
REDEFINING TELECOM AFFORDABILITY AND REACH

SIGNED LONG TERM TELECOM INFRASTRUCTURE SHARING AGREEMENTS
WITH MULTIPLE NEW AND EXISTING OPERATORS

Mumbai, October 31, 2009: Reliance Communications Limited (RCOM) today announced its unaudited consolidated financial results for the quarter and half year ended September 30, 2009.

Highlights of the financial performance for the year are:

- **Revenue at Rs. 5,703** crore (US$ 1,185 million) compared to Rs 5,645 crore (US$ 1,215 million) in the corresponding quarter last year
- **EBITDA at Rs. 2,020 crore** (US$ 420 million) compared to Rs 2,302 crore (US$ 496 million) in the corresponding quarter last year
- Profit after tax at **Rs. 740** crore (US$ 154 million) compared to Rs 1,531 crore (US$ 330 million) in the corresponding quarter last year

- Profit after tax would have been higher at Rs. 1,023 crore (US$ 213 million) but for provision of FX/derivatives MTM losses of Rs. 283 crore (US$ 59 million) – these losses stand fully recovered, based on subsequent favorable exchange rate movements.

Commenting on the results, **Mr Anil Dhirubhai Ambani, Chairman, Reliance Communications Limited, said:**

"In the near term, the wireless sector in India is undergoing a challenging phase, with increased competitive intensity and continuing aggressive rebalancing of mobile tariffs by all leading players.

We believe a forward-looking and conducive regulatory framework by TRAI and DOT, which is already under consideration, to facilitate market driven industry consolidation will be a strong enabler to protect and create long term value for all stakeholders."

CORPORATE DEVELOPMENTS

- **RCOM redefines Telecom pricing benchmarks, launched transformational initiative 'Simply Reliance'**

RCOM unveiled a bold new plan that will ignite the next revolutionary phase of growth and innovation in the Indian market. The Company rolled out a first of its kind plan called 'Simply Reliance'. This new tariff plan enables the Reliance subscriber to make a call at 50 paise per minute from any Reliance phone to any phone in India at anytime from anywhere in the country without any hidden monthly charges. This new tariff plan is applicable across all telecommunication products i.e. Mobile, Landline, CDMA, GSM, Pre-paid, Post-paid, Local, STD, Night Calling, Roaming and SMS.

- **RITL announced long term telecom infrastructure sharing agreement**

During the quarter, RITL signed long term agreements with Etisalat DB, S Tel, Shyam Sistema (MTS), Aircel and Tata Teleservices for sharing its telecom infrastructure. The deal provides our tenants the advantage of faster roll-out with the coverage comparable to the incumbents. The deal also enables our tenants to adopt an asset light model by converting most of the capex into opex. RCOM provides a comprehensive telecom infrastructure sharing services including tower infrastructure, transmission connectivity to the telecom sites, bandwidth/ fibre options, domestic and International long distance carriage services, collocation of BSC & other core network equipments.

- **Reliance Infratel filed DRHP with SEBI**

RITL filed Draft Red Hearing Prospectus (DRHP) with SEBI on September 24, 2009. RITL plans to raise equity capital through an initial public offering of 10.05% of the post-issue paid-up equity capital of the company amounting to 156,000,000 shares.

About Reliance Communications

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs. 64,000 crore (US$ 13.6 billion), cash flows of Rs. 13,000 crore (US$ 2.8 billion), net profit of Rs. 8,400 crore (US$ 1.8 billion).

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of 92 million including over 2.5 million individual overseas retail customers, ranks among the Top 5 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 24,000 towns and 600,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 190,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

Financial Results summary

(Rs. Crore)

Particulars	3 months ended 30/9/09	3 months ended 30/9/08	Increase/ (decrease)
Revenue			
Wireless	4,010	4,336	-7.5%
Global	2,264	1,692	33.8%
Broadband	770	602	27.9%
Diversified	276	235	
Total (post eliminations)	5,703	5,645	1.0%
EBITDA			
Wireless	1,313	1,686	-22.1%
Global	523	361	44.9%
Broadband	320	294	8.8%
Diversified	-124	-20	
Total (post eliminations)	2,020	2,302	-12.2%
EBITDA margin	*35.4%*	*40.8%*	*-5.4ppt*
Depreciation	714	918	-22.2%
Financial Charges (net)	655	-235	
Exceptional items	3	65	
PBT	648	1,554	-58.3%
Tax	-174	-57	
PAT (before minority interest)	822	1,611	-49.0%
Share of minority interest	82	80	
PAT (after minority interest)	740	1,531	-51.7%

Exe. File No. 82-35005 (2)

Reliance Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

October 31, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Unaudited Consolidated Financial Results for the quarter and half year ended 30th September, 2009.

Further to our letter dated 27th October, 2009, we enclose herewith Unaudited Consolidated Financial Results for the quarter and half year ended 30th September, 2009.

The above financial results were approved by the Board of Directors at its meeting held on 31st October, 2009, pursuant to Clause 41 of the Listing Agreement.

Unaudited Financial Results (Stand alone) for the quarter and half year ended 30th September, 2009, follows by a separate letter.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above.

Reliance Communications Limited
Anil Dhirubhai Ambani Group
website: www.rcom.co.in
Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Consolidated) for the Quarter and Six months ended 30th September, 2009

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Quarter ended		Six months ended		Previous Accounting Year ended
		30-Sep-09	30-Sep-08	30-Sep-09	30-Sep-08	31-Mar-09
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	a) Net Income from Operations	535,236	502,631	1,085,784	976,205	2,074,291
	b) Other Operating Income	14,389	50,925	48,136	100,298	150,763
	Net Income from Operations	**549,625**	**553,556**	**1,133,920**	**1,076,503**	**2,225,054**
2	**Expenditure**					
	a) Access Charges	47,722	53,663	95,831	116,552	238,167
	b) License Fee	29,128	29,577	59,471	58,279	118,651
	c) Employee Cost	38,163	45,886	79,285	81,055	167,655
	d) Depreciation and Amortisation	71,437	91,802	182,880	178,182	360,770
	e) Other Expenditure	253,263	205,216	502,960	385,665	839,879
	Total	**439,713**	**426,144**	**920,427**	**819,733**	**1,725,122**
3	**Profit from Operations before Other Income, Financial Charges and Exceptional Items (1 - 2)**	**109,912**	**127,412**	**213,493**	**256,770**	**499,932**
4	Other Income	20,631	10,944	50,853	20,213	69,792
5	Amortisation of Compensation under Employee Stock Option Scheme	-	6,468	-	12,864	747
6	**Profit before Financial Charges and Exceptional Items (3 + 4 - 5)**	**130,543**	**131,888**	**264,346**	**264,119**	**568,977**
7	Financial Charges (Net)	65,513	(23,525)	3,462	(46,922)	(50,695)
8	**Profit after Financial Charges but before Exceptional Items (6 - 7)**	**65,030**	**155,413**	**260,884**	**311,041**	**619,672**
9	Exceptional Items	285	-	1,396	-	-
10	**Profit from Ordinary Activities before Tax (8 + 9)**	**64,745**	**155,413**	**259,488**	**311,041**	**619,672**
11	Tax Expenses	(17,393)	(5,667)	5,280	(7,604)	(5,179)
12	**Profit from Ordinary Activities after Tax (10 - 11)**	**82,138**	**161,080**	**254,208**	**318,645**	**624,851**
13	Extraordinary Items (net of tax expense)	-	-	-	-	-
14	**Net Profit for the period (12 - 13)**	**82,138**	**161,080**	**254,208**	**318,645**	**624,851**
15	Share of Minority Interest	8,048	7,979	16,366	14,283	20,517
16	Share of Associates	60	23	154	69	(159)
17	**Net Profit after Adjustment of share of Minority Interest and Associates (14 - 15 - 16)**	**74,030**	**153,078**	**237,688**	**304,293**	**604,493**
18	Paid-up Equity Share Capital (Face Value of Rs. 5 each)	103,201	103,201	103,201	103,201	103,201
19	Paid up Debt Capital	-		300,000	-	300,000
20	Reserves excluding Revaluation Reserves as per Balance Sheet of previous accounting year	-	-	-	-	4,124,831
21	Debenture Redemption Reserve	-	-	4,456	-	698
22	**Earning per Share (EPS) before and after Extraordinary Items (not annualised)**					
	- Basic (Rs.)	3.59	7.42	11.52	14.74	29.29
	- Diluted (Rs.)	3.44	7.02	11.04	13.95	28.05
23	Debt Equity Ratio (Refer Note 5)	-	-	0.59	-	0.79
24	Debt Service Coverage Ratio (DSCR) (Refer Note 5)	-	-	0.30	-	1.40
25	Interest Service Coverage Ratio (ISCR) (Refer Note 5)	-	-	2.94	-	4.70
26	Public Shareholding					
	Number of Shares	67,66,65,821	699,215,821	67,66,65,821	699,215,821	674,165,821
	Percentage of Shareholding	32.78%	33.88%	32.78%	33.88%	32.66%
27	**Promoters and Promoter Group Shareolding**					
	a) Pledged / Encumbered (Refer Note 4)					
	- Number of Shares	159,181,411	NA	159,181,411	NA	272,345,338
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	11.47%		11.47%		19.60%
	- Percentage of Shares (as a % of the total share capital of the company)	7.71%		7.71%		13.19%
	b) Non -encumbered					
	- Number of Shares	1,228,159,649	NA	1,228,159,649	NA	1,117,515,722
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	88.53%		88.53%		80.40%
	- Percentage of Shares (as a % of the total share capital of the company)	59.50%		59.50%		54.15%

Segment wise Revenue, Results and Capital Employed

(Rs. in Lakh)

Sl. No.	Particulars	Quarter ended		Six months ended		Previous Accounting Year ended
		30-Sep-09	30-Sep-08	30-Sep-09	30-Sep-08	31-Mar-09
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
28	**Segment Revenue**					
	a) Wireless	400,999	433,561	880,307	845,428	1,736,763
	b) Global	226,432	169,149	414,873	321,745	679,094
	c) Broadband	76,996	60,228	145,421	116,257	252,427
	d) Investments	5,976	9,095	13,816	17,245	32,782
	e) Others / Unallocated	21,628	14,365	44,099	20,589	67,503
	Total	**732,031**	**686,398**	**1,498,516**	**1,321,264**	**2,768,569**
	Less: Inter segment revenue	(161,775)	(121,898)	(313,742)	(224,548)	(473,723)
	Income from Operations	**570,256**	**564,500**	**1,184,774**	**1,096,716**	**2,294,846**
29	**Segment Results**					
	Profit / (Loss) before Tax and Financial Charges from each segment					
	a) Wireless	102,398	103,183	216,048	208,044	427,921
	b) Global	27,972	17,662	49,578	33,507	85,566
	c) Broadband	20,386	21,601	38,810	41,344	81,500
	d) Investments	5,977	9,095	13,816	17,245	32,782
	e) Others / Unallocated	(26,190)	(13,185)	(53,906)	(23,157)	(58,045)
	Total	**130,543**	**138,356**	**264,346**	**276,983**	**569,724**
	Less : Amortisation of Compensation under Employee Stock Option Scheme	-	6,468	-	12,864	747
	Less : Financial Charges (Net)	65,513	(23,525)	3,462	(46,922)	(50,695)
	Less : Exceptional Items	285	-	1,396	-	-
	Total Profit before Tax	**64,745**	**155,413**	**259,488**	**311,041**	**619,672**
30	**Capital Employed**					
	(Segment assets - Segment liabilities)					
	a) Wireless	5,018,449	3,688,908	5,018,449	3,688,908	4,972,940
	b) Global	887,204	867,845	887,204	867,845	1,092,506
	c) Broadband	464,728	475,480	464,728	475,480	800,712
	d) Investments	394,962	808,035	394,962	808,035	956,578
	e) Others / Unallocated	724,389	508,114	724,389	508,114	389,823
	Total	**7,489,732**	**6,348,382**	**7,489,732**	**6,348,382**	**8,212,559**

NOTES

1. Figures of the previous period have been regrouped and reclassified, wherever required.

2. The net profit after tax would have been higher at Rs. 1,02,354 lakh for the Quarter ended on 30th September, 2009 but for losses of Rs. 28,324 lakh which have been fully provided in the accounts in respect of mark-to-market (MTM) valuation of liabilities and obligations expressed in foreign currency and derivative contracts. Subsequently, these losses have been recouped as a result of favourable changes in foreign exchange rates after 30th September, 2009. Similarly, the net profit after tax would have been higher at Rs. 2,66,012 lakh for the Six Months ended on that date but for such losses.

3. During the Quarter, the Company carried out technical/ technology assessment to determine the useful life of some of its telecommunications equipment. The useful life of such telecommunications equipment has been re-assessed and ascertained as 18 years, impacting the provision of depreciation of these assets for the Quarter and the Six Months ended on 30th September, 2009. As a result, depreciation charge is lower by Rs.37,600 lakh for the Quarter and Six Months ended on 30th September, 2009. The accounting treatment so determined is fully in accordance with the applicable provisions of the Companies Act, 1956.

4. The Promoter Group has revoked pledge on all shares in the Company on 16th October, 2009 and at present, none of the shares held by the Promoter Group are under pledge.

5. Formula used for the computation of ratios:
   i) Debt Equity Ratio = Debt/ Equity;
   ii) Debt Service Coverage Ratio (DSCR) = Earnings before interest, tax/ (Interest + Principal repayment);
   iii) Interest Service Coverage Ratio (ISCR) = Earnings before interest, tax/ (Interest expense)

6. The Company is operating with Wireless, Broadband, Global, Investments and Others/ Unallocated segments. Accordingly, segment wise information has been given. This is in line with the requirement of AS 17 "Segment Reporting".

7. The Company has opted to publish Consolidated financial results for the year 2009 - 10. Standalone financial results, for the Quarter and Six Months ended on 30th September, 2009 can be viewed on the website of the Company, National Stock Exchange of India Limited and Bombay Stock Exchange Limited at www.rcom.co.in, www.nseindia.com and www.bseindia.com respectively.

8. No complaint from Investors was pending for redressal at the beginning and end of the Quarter. During the Quarter 78 complaints were received and all the complaints were resolved.

9. After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 31st October, 2009.

For **Reliance Communications Limited**

Anil D. Ambani
Chairman

Place: Mumbai
Date: 31st October, 2009

Exr. File No. 82-35005 (3)

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

October 31, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Unaudited Financial Results (Stand alone) for the Quarter and half year ended 30th September, 2009.

Further to our letter dated 31st October, 2009, we enclose herewith Unaudited Financial Results (Stand alone) for the quarter and half year ended 30th September, 2009.

The above financial results were also approved by the Board of Directors at its meeting held on 31st October, 2009, pursuant to Clause 41 of the Listing Agreement.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above.

Reliance Communications Limited

Anil Dhirubhai Ambani Group

website: www.rcom.co.in

Regd. Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter and Six months ended 30th September, 2009

(Rs. In Lakh - Except EPS and Share Data)

Sl. No.	Particulars	Quarter ended		Six months ended		Previous Accounting Year ended
		30-Sep-09	30-Sep-08	30-Sep-09	30-Sep-08	31-Mar-09
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	a) Net Income from Operations	303,237	318,030	603,850	635,677	1,258,379
	b) Other Operating Income	2,552	36,535	5,103	74,685	102,679
	Total Income	305,789	354,565	608,953	710,362	1,361,058
2	**Expenditure**					
	a) Access Charges	51,467	51,419	98,575	112,362	232,506
	b) License Fee	24,979	26,784	51,194	51,784	104,922
	c) Employee Cost	16,263	21,601	34,812	43,888	75,835
	d) Passive Infrastructure Charges	96,342	37,540	186,394	78,148	186,811
	e) Depreciation and Amortisation	21,303	52,756	76,935	105,699	193,352
	f) Other Expenses	79,237	98,851	175,511	186,767	415,244
	g) Total	289,591	288,951	623,421	578,648	1,208,670
3	**Profit from Operations before Other Income, Financial Charges and Exceptional Items (1-2)**	**16,198**	**65,614**	**(14,468)**	**131,714**	**152,388**
4	Other Income	311	153	16,854	262	8,409
5	Amortisation of Compensation under Employee Stock Option Scheme	-	6,467	-	12,864	747
6	Profit on transfer of OFC division by way of demerger	-	-	-	-	306,327
7	**Profit before Financial Charges and Exceptional Items (3+4-5+6)**	**16,509**	**59,300**	**2,386**	**119,112**	**466,377**
8	Financial Charges (Net)	34,297	11,926	(22,826)	36,800	25,275
9	**Profit after Financial Charges but before Exceptional Items (7 - 8)**	**(17,788)**	**47,374**	**25,212**	**82,312**	**441,102**
10	Exceptional Items	-	-	-	-	
i.	Financial Charges	-	-	-	-	40,403
11	**Profit from Ordinary Activities before Tax (9 + 10)**	**(17,788)**	**47,374**	**25,212**	**82,312**	**481,505**
12	Tax Expenses	(6,000)	500	-	700	1,240
13	**Profit from Ordinary Activities after Tax (11 - 12)**	**(11,788)**	**46,874**	**25,212**	**81,612**	**480,265**
14	Extraordinary Items (net of tax expense)	-	-	-	-	-
15	**Net Profit for the period (13 - 14)**	**(11,788)**	**46,874**	**25,212**	**81,612**	**480,265**
16	Paid-up Equity Share Capital (Face Value of Rs.5 each)	103,201	103,201	103,201	103,201	103,201
17	Paid-up Debt Capital	300,000	-	300,000	-	300,000
18	Reserves excluding Revaluation Reserve as per Balance Sheet of previous accounting year					5,065,823
19	Debenture Redemption Reserve	**4,456**	-	**4,456**	-	698
20	**Earning per Share (EPS) (not annualised)**					
	i) Basic (Rs.)	(0.57)	2.27	1.22	3.95	23.27
	ii) Diluted (Rs.)	(0.55)	2.10	1.17	3.65	22.29
21	Debt Equity Ratio (Refer Note 6)			0.49	0.86	0.60
22	Debt Service Coverage Ratio (DSCR) (Refer Note 6)			0.14	0.39	2.55
23	Interest Service Coverage Ratio (ISCR) (Refer Note 6)			1.35	3.22	6.00
24	Public Shareholding					
	Number of Shares	67,66,85,821	699,215,821	67,66,85,821	699,215,821	674,165,821
	Percentage of Shareholding	32.78%	33.88%	32.78%	33.88%	32.66%
25	Promoters and Promoter Group Shareholding					
	a) Pledged / Encumbered (Refer Note 5)					
	- Number of Shares	15,91,81,411	N.A.	15,91,81,411	N.A.	272,345,338
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	11.47%		11.47%		19.60%
	- Percentage of Shares (as a % of the total share capital of the company)	7.71%		7.71%		13.19%
	b) Non -encumbered					
	- Number of Shares	122,81,59,649	N.A.	122,81,59,649	N.A.	1,117,515,722
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	88.53%		88.53%		80.40%
	- Percentage of Shares (as a % of the total share capital of the company)	59.50%		59.50%		54.15%

Segment wise Revenue, Results and Capital Employed

(Rs. In Lakh - Except EPS and Share Data)

Sl. No.	Particulars	Quarter ended		Six months ended		Previous Accounting Year ended
		30-Sep-09	30-Sep-08	30-Sep-09	30-Sep-08	31-Mar-09
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
26	**Segment Revenue**					
	a) Wireless	246,045	272,077	493,715	553,731	1,058,970
	b) Global	94,793	108,688	190,193	205,042	417,958
	c) Broadband	40,978	42,223	82,775	81,333	166,131
	d) Others / Unallocated	(2,488)	153	54	262	8,409
	Total	**379,328**	**423,141**	**766,737**	**840,368**	**1,651,468**
	Less: Inter segment revenue	(73,228)	(68,423)	(140,930)	(129,744)	(282,001)
	Net Income from Operations	**306,100**	**354,718**	**625,807**	**710,624**	**1,369,467**
27	**Segment Results**					
	Profit / (Loss) before Tax and Financial Charges from each segment					
	a) Wireless	19,962	36,527	18,039	64,879	93,240
	b) Global	11,667	24,245	16,007	45,488	51,304
	c) Broadband	951	12,585	(976)	25,348	50,623
	d) Others / Unallocated	(16,071)	(7,590)	(30,684)	(3,739)	(34,370)
	Total	**16,509**	**65,767**	**2,386**	**131,976**	**160,797**
	Less : Amortisation of Compensation under Employee Stock Option Scheme	-	6,467	-	12,864	747
	Less : Financial Charges (Net)	34,297	11,926	(22,826)	36,800	25,275
	Add : Profit on transfer of OFC division by way of demerger	-	-	-	-	306,327
	Add : Exceptional Items - Financial charges	-	-	-	-	40,403
	Total Profit before Tax	**(17,788)**	**47,374**	**25,212**	**82,312**	**481,505**
28	**Capital Employed**					
	(Segment assets - Segment liabilities)					
	a) Wireless	2,763,446	1,807,584	2,763,446	1,807,584	2,977,867
	b) Global	110,777	265,647	110,777	265,647	205,056
	c) Broadband	260,171	317,196	260,171	317,196	301,870
	d) Others / Unallocated	4,505,181	2,348,738	4,505,181	2,348,738	4,774,597
	Total	**7,639,575**	**4,739,165**	**7,639,575**	**4,739,165**	**8,259,390**

NOTES

1. Figures of the previous period have been regrouped and reclassified, wherever required.

2. Pursuant to the Scheme of Arrangement ("the Scheme") under Section 391 to 394 of the Companies Act, 1956 sanctioned by the Honourable High Court of Bombay on 18th July, 2009, the Optic Fiber Undertaking (the Undertaking), as defined in the Scheme, of the Company has been transferred and vested into Reliance Infratel Limited (RITL), a subsidiary of the Company with effect from the Appointed Date as 1st April, 2008. The detailed Order of the Court has been received and filed with the Registrar of Companies on 15th September, 2009. The Company had, in the interest of providing relevant information, notwithstanding the aforesaid position, already reflected the transactions forming part of the Scheme sanctioned by the said Order in compiling the accounts both for the Year ended on 31st March, 2009 and for the Quarter ended on 30th June, 2009. In addition to the transactions forming part of the Scheme and incorporated in the Accounts, in terms of the Scheme, the expenses recoverable by the Company from RITL, as expenses pertaining to the Undertaking were negotiated and confirmed. Accordingly, Rs. 13,195 lakh was charged to RITL including an amount of Rs. 7,096 lakh pertaining to the Previous Quarter.

3. The net profit after tax would have been higher at Rs. 337 lakh for the Quarter ended on 30th September, 2009 but for losses of Rs. 12,125 lakh which have been fully provided in the accounts in respect of mark-to-market (MTM) valuation of liabilities and obligations expressed in foreign currency and derivative contracts. Subsequently, these losses have been recouped as a result of favourable changes in foreign exchange rates after 30th September, 2009. Similarly, the net profit after tax would have been higher at Rs. 37,337 lakh for the Six Months ended on that date but for such losses.

4. During the Quarter, the Company carried out technical/ technology assessment to determine the useful life of some of its telecommunications equipment. The useful life of such telecommunications equipment has been re-assessed and ascertained as 18 years, impacting the provision of depreciation of these assets for the Quarter and the Six Months ended on 30th September, 2009. As a result, depreciation charge is lower by Rs. 37,600 lakh for the Quarter and Six Months ended on 30th September, 2009. The accounting treatment so determined is fully in accordance with the applicable provisions of the Companies Act, 1956.

5. The Promoter Group has revoked pledge on all Shares in the Company on 16th October, 2009 and at present, none of the Shares held by the Promoter Group are under pledge.

6. Formula used for the computation of ratios:
   i) Debt Equity Ratio = Debt/ Equity;
   ii) Debt Service Coverage Ratio (DSCR) = Earnings before interest, tax/ (Interest + Principal repayment);
   iii) Interest Service Coverage Ratio (ISCR) = Earnings before interest, tax/ (Interest expense)

7. The Company is operating with Wireless, Broadband, Global, Investments and Others/ Unallocated segments. Accordingly, segment wise information has been given. This is in line with the requirement of AS 17 "Segment Reporting".

8. No complaint from Investors was pending for redressal at the beginning and end of the Quarter. During the Quarter, 78 complaints were received and all the complaints were resolved.

9. After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 31st October, 2009, and the same have been subjected to Limited Review by the Statutory Auditors of the Company.

For **Reliance Communications Limited**

Anil D. Ambani
Chairman

Place: Mumbai
Date: 31st October, 2009

Exe. File No. 82-35005 (4)

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

October 31, 2009

The Manager,
Corporate Services,
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street, Mumbai
Fax No: 022-2272 1919 / 2041

National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor,
Plot No. C/ 1, G Block,
Bandra Kurla Complex,
Bandra (East), Mumbai 400 051
Fax No. : 022-2659 8237 / 38

Dear Sirs,

Sub: **Half Yearly communication with respect to Secured Redeemable Non-Convertible Debentures aggregating Rs. 3,000 crore.**

As required under Clause 6 of the Listing Agreement for debt securities, we furnish hereunder the following information:

Sr. No.	Heading	Details
1.	Credit Rating	LAAA – from ICRA
2.	Asset cover available	4.58
3.	Debt – Equity Ratio	0.49
4.	Previous due date for the payment of interest / principal and whether the same has been paid or not	Interest paid on 1st October 2009.
5.	Next due date for the payment of interest / principal	Next Interest will be due on 2nd November, 2009.

Kindly take the same on record.

Yours faithfully
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

For **Axis Trustee Services Limited**

Authorised Signatory

Exe. File No. 82-35005

(5)

RELIANCE Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.
Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

October 31, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai - 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax No.: 2659 8237 / 38

NSE Symbol : RCOM

Dear Sir,

Subject: Disclosure under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

Pursuant to the intimation received from AAA Industries Private Limited, we enclose herewith duly completed Form dated 31st October, 2009 being the details of inter-se transfer of equity shares of the Company from AAA Communication Private Limited to AAA Industries Private Limited as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (3) and (6))

Regulation 13(3) -- Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name, PAN No. & address of shareholders	Shareholding prior to acquisition/sale	No. & % of shares / voting rights acquired / sold	Receipt of allotment advice / acquisition of shares / sale of shares – specify	Date of intimation to company	Mode of acquisition on (market purchase / public / rights / preferential offer etc.)
1	2	3	4	5	6
AAA Industries Private Limited 3rd Floor, Reliance Energy Centre, Santacruz (E), Mumbai 400 055 Telephone No. 022 – 3032 7511 PAN: AAFCA0854Q	15,36,74,495 (7.45%)	9,63,25,505 (4.67%)	Transfer of shares on October 28, 2009 and October 30, 2009	October 30, 2009	Inter-se transfer amongst Group (Gift)

No. & % of shares / voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Acquisition quantity	Acquisition value
7	8	9	10	11	12	13
25,00,00,000 (12.11%)	N.A	N.A	N.A	N.A	9,63,25,505	Nil (Gift)

For **Reliance Communications Limited**

[signature]

Hasit Shukla
President and Company Secretary

Date: October 31, 2009
Place: Mumbai

Exe. File No. 82-35005 (18)

RELIANCE Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.
Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

October 31, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai - 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax No.: 2659 8237 / 38

NSE Symbol : RCOM

Dear Sir,

Subject: Disclosure under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

Pursuant to the intimation received from ADA Enterprises and Ventures Private Limited, we enclose herewith duly completed Form dated 31st October, 2009 being the details of inter-se transfer of equity shares of the Company from AAA Communication Private Limited to ADA Enterprises and Ventures Private Limited as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

[signature]

Hasit Shukla
President and Company Secretary

Encl: As above

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (3) and (6))

Regulation 13(3) -- Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name, PAN No. & address of shareholders	Shareholding prior to acquisition/sale	No. & % of shares / voting rights acquired / sold	Receipt of allotment advice / acquisition of shares / sale of shares – specify	Date of intimation to company	Mode of acquisition on (market purchase / public / rights / preferential offer etc.)
1	2	3	4	5	6
ADA Enterprises and Ventures Private Limited 3rd Floor, Reliance Energy Centre, Santacruz (E), Mumbai 400 055 Telephone No. 022 – 3032 7511 PAN: AAFCA5471K	15,36,74,495 (7.45%)	9,63,25,505 (4.67%)	Transfer of shares on October 28, 2009 and October 30, 2009	October 30, 2009	Inter-se transfer amongst Group (Gift)

No. & % of shares / voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Acquisition Quantity	Acquisition value
7	8	9	10	11	12	13
25,00,00,000 (12.11%)	N.A	N.A	N.A	N.A	9,63,25,505	Nil (Gift)

For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Date: October 31, 2009
Place: Mumbai

Exr. File No. 82-35005 (8)

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.
Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

October 31, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai - 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax No.: 2659 8237 / 38

NSE Symbol : RCOM

Dear Sir,

Subject: **Disclosure under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992**

Pursuant to the intimation received from AAA Communication Private Limited, we enclose herewith duly completed Form dated 31th October, 2009 being the details of inter-se transfer of equity shares of the Company from AAA Communication Private Limited to ADA Enterprises and Ventures Private Limited as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

[signature]

Hasit Shukla
President and Company Secretary

Encl: As above

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (3) and (6))

Regulation 13(3) -- Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name, PAN No. & address of shareholders	Shareholding prior to acquisition/sale	No. & % of shares / voting rights acquired / sold	Receipt of allotment advice / acquisition of shares / sale of shares – specify	Date of intimation to company	Mode of acquisition on (market purchase / public / rights / preferential offer etc.)
1	2	3	4	5	6
AAA Communication Private Limited 3rd Floor, Reliance Energy Centre, Santacruz (E), Mumbai 400 055 PAN: AAFCA5485R	90,44,35,677 (43.82%)	9,63,25,505 (4.67%)	Transfer of shares on October 28, 2009 and October 30, 2009	October 30, 2009	Inter-se transfer amongst Group (Gift)

No. & % of shares / voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Transfer Quantity	Transfer Value
7	8	9	10	11	12	13
80,81,10,172 (39.15%)	N.A	N.A	N.A	N.A	9,63,25,505	Nil (Gift)

For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Date: October 31, 2009
Place: Mumbai

Exr. File No. 82-35005 (8)

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.
Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

October 31, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai - 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax No.: 2659 8237 / 38

NSE Symbol : RCOM

Dear Sir,

Subject: Disclosure under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

Pursuant to the intimation received from AAA Communication Private Limited, we enclose herewith duly completed Form dated 31st October, 2009 being the details of inter-se transfer of equity shares of the Company from AAA Communication Private Limited to AAA Industries Private Limited as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

[signature]

Hasit Shukla
President and Company Secretary

Encl: As above

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (3) and (6))

Regulation 13(3) -- Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name, PAN No. & address of shareholders	Shareholding prior to acquisition/sale	No. & % of shares / voting rights acquired / sold	Receipt of allotment advice / acquisition of shares / sale of shares – specify	Date of intimation to company	Mode of acquisition on (market purchase / public / rights / preferential offer etc.)
1	2	3	4	5	6
AAA Communication Private Limited 3rd Floor, Reliance Energy Centre, Santacruz (E), Mumbai 400 055 PAN: AAFCA5485R	1,00,07,61,182 (48.49%)	9,63,25,505 (4.67%)	Transfer of shares on October 28, 2009 and October 30, 2009	October 30, 2009	Inter-se transfer amongst Group (Gift)

No. & % of shares / voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Transfer Quantity	Transfer Value
7	8	9	10	11	12	13
90,44,35,677 (43.82%)	N.A	N.A	N.A	N.A	9,63,25,505	Nil (Gift)

For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Date: October 31, 2009
Place: Mumbai

Exe. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

October 31, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai - 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax No.: 2659 8237 / 38

NSE Symbol : RCOM

Dear Sir,

Sub: Disclosure under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Pursuant to the intimation received from AAA Communication Private Limited, ADA Enterprises and Ventures Private Limited and AAA Industries Private Limited, we enclose herewith duly completed Form dated 31st October, 2009 being the details of inter-se transfer of equity shares of the Company from AAA Communication Private Limited to ADA Enterprises and Ventures Private Limited and AAA Industries Private Limited as required under regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGES BY TARGET COMPANY, IN TERMS OF REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 1997

Name of the Target company	**Reliance Communications Limited**	
Date of reporting	31.10.2009	
Names of the stock exchanges where the shares of the target company are listed	i) Bombay Stock Exchange Ltd. ii) The National Stock Exchange India Ltd.	
Details of the acquisition/ sale received in terms of Reg. 7(1) and 7(1A)		
Names of the acquirers/ sellers and PACs with them	AAA Industries Private Limited, ADA Enterprises and Ventures Private Limited, AAA Communication Private Limited, Shri Anil D. Ambani, Smt. Tina A. Ambani, Master Jaianmol A. Ambani (through father and natural guardian Shri Anil D Ambani), Master Jaianshul A. Ambani (through father and natural guardian Shri Anil D Ambani), Smt. Kokila D. Ambani, Reliance Innoventures Private Limited, Solaris Information Technologies Private Limited, Hansdhwani Trading Company Private Limited, Sonata Investments Limited, Reliance General Insurance Company Limited, Reliance Capital Limited, Reliance ADA Group Trustees Private Limited.*	
Date of Acquisition/ sale	28.10.2009 and 30.10.2009	
Date of receipt of intimation of ~~allotment~~ by acquirer/ ~~seller~~	30.10.2009	
Mode of acquisition (e.g. open market//public issue/ rights issue/ preferential allotment/ *inter se* transfer etc).	Inter se transfer	
Mode of sale (e.g. open market/ MOU/ off market etc.)	N.A.	
Particulars of acquisition/ sale	**Number**	**% w.r.t. total paid up capital of Target Company**
a) Shares / Voting rights (VR) of the acquirer/ *seller* before acquisition/ sale	1,39,33,19,557	67.50%
b) Shares/ voting rights acquired / sold	-	-
c) Shares / VR of the acquirer/ seller after acquisition/ sale	1,39,33,19,557	67.50%
Paid up capital/ total voting capital of the target company before the said acquisition	2,064,026,881 Equity shares of Rs 5/- each.**	
Paid up capital/ total voting capital of the target company after the said acquisition	2,064,026,881 Equity shares of Rs 5/- each.**	

Notes:

1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) & 7(1A).

* Names of Acquirers and PAC includes only those members of the Group as disclosed in terms of Regulation 3(1)(e)(i) of the Regulations, who actually hold shares in the Target Company.

** 9,63,25,505 Shares have been transferred inter group by AAA Communication Private Limited to each of ADA Enterprises and Ventures Private Limited and AAA Industries Private Limited.

** The aggregate shareholding of the acquirers and PACs, before and after the above transfer remains unchanged. This disclosure is by way of abundant caution.

For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Place : Mumbai
Date : 31.10.2009